UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number:  001-38480

IMV Inc.

(Name of registrant)

1344 Summer Street, Suite 412

Halifax, Nova Scotia B3H 0A8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMV Inc.

Date: May 31, 2018	By:	/s/ Pierre Labbé
Name: Pierre Labbé
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	First Supplemental Warrant Indenture between the Registrant and Computershare Trust Company of Canada dated May 10, 2018
99.2	Press Release dated May 25, 2018 regarding the Registrant presenting at the National Bank Financial Quebec Conference in Toronto
99.3	Press Release dated May 30, 2018 regarding the participation by the Registrant's leadership at investor and business development conferences
99.4	Press Release dated May 31, 2018 regarding the NASDAQ approval of listing of common shares of the Registrant